FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   October 6, 2003

News Release 18-03

September 2, 2003	Australian Stock Exchange Symbol – AGY

ARGOSY COMPLETES PHASE 3 OF DRILLING PROGRAMME
AND MOVES TO BULK SAMPLING AT ITS ALBETROS DIAMOND PROJECT

Argosy is pleased to announce the completion of the third phase of exploratory drilling at its Albetros diamond prospect in Namaqualand South Africa and the definition of a large scale alluvial gravel resource that will be subject to a bulk sampling programme commencing in October.

This latest round of drilling focussed on further defining the previously discovered gravel deposits by infill drilling and to further investigate the previously reported Megalodon Channel, a massive palaeo-river channel, likely to be of Cretaceous age, which has recently been bulk sampled further south by De Beers Namaqualand Mines.

The drilling programme totalling 3 159m from 107 holes, focused on the farms Predikant Vlei and Joumat. This brings the total metres drilled to 5 848m in 205 holes since the drilling commenced earlier this year. The appended map shows the location of the drill holes and the gravel deposits intersected.

Predikant Vlei

The large scale Megalodon Channel traverses the western portion of Predikant Vlei over 3.3kms. Drilling was conducted over the northernmost 1.8kms along 200m spaced lines and at 100m hole intervals. This major, well incised channel varies from 400m to 700m in width and has well developed, concentrate rich gravels up to 5.2m thick consistently across the channel floor. The abundance of +1mm concentrate, predominantly garnets, reflects favourable trap site conditions for diamonds.

The portion of the Megalodon Channel drilled to date is estimated to host a gravel resource of 5.1 million tonnes. The gravel deposit on Predikant Vlei is considered in the Indicated Resource category as per JORC code based on sample density and on its geological continuity. There is potential for a further 2.5 million tonnes in the southern channel extension, where previous reconnaissance drilling has proven increasing overburden depth.

Joumat

Previous drilling of the 137 – 148masl channel on Joumat, one of several Megalodon tributaries so far identified, indicated a minimum 5 kms strike length. Recent drilling has confirmed a tight meander loop and focused on the western outlet channel, which has been termed the Sidewinder deposit, with a revised gravel estimate of 2.2 million tonnes.

Argosy Minerals, Inc. News Release 18-03	-2-

Drilling to date at Albetros has resulted in an initial gravel estimate of approximately 15 million tonnes in well defined palaeochannels.

Results to date are very encouraging and have resulted in the decision to proceed to a large diameter drilling programme for bulk sampling purposes. This initial bulk sampling is expected to generate grade and diamond valuation estimates for a variety of gravel types from the various palaeochannel deposits. This data will define the viability of the project.

The decision has now been made to bulk sample the gravel deposits encountered in the drilling programme using a large diameter (2.5m) Bauer BG 36 drill rig. Up to 11.2t of sample per metre of gravel can be excavated using this technology. The programme is scheduled to commence in mid October and will continue for up to two months. A cluster of three holes will be drilled at each of the 8 – 10 sample sites selected on Predikant Vlei and Joumat.

Argosy is encouraged that the robust gravel resource on Predikant Vlei and gravel estimates on Joumat may prove economic given the extent of diamond mining conducted both east and west of the Albetros project.

ON BEHALF OF THE BOARD

Peter H. Lloyd
Chief Executive Officer

Information in this report that relates to a statement of exploration results is based on information compiled by Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol).
Hugh Durey is a consultant to Argosy Minerals Inc. and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken. He is qualified as a competent person as defined in the 1999 Edition of the “Australasian Code for Reporting of Mineral Resources and/or Reserves”.

For further information contact:
Peter H Lloyd, Chief Executive Officer
Argosy Minerals Inc
Level 1, Suite 3
23 Richardson Street
South Perth, WA, 6151 Australia
Telephone: 61-8-9474-4178
Email: peter.lloyd@argosyminerals.com.au	Cecil R Bond, Financial Director Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: argosy@intergate.ca

CAUTIONARY STATEMENT
The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release. This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.